Delisting Determination, The Nasdaq Stock Market, LLC,
November 8, 2019, ChinaCache International Holdings Ltd. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the American Depositary Shares of ChinaCache
International Holdings Ltd
(the Company), effective at the opening of the trading session on November 18, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100, 5250(b)(1) and 5250(c)(1).
The Company was notified of the Staffs determination on July 2, 2019. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
September 4, 2019, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on September 6, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on October 21, 2019.